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                             EXCERPT FROM RESOLUTIONS
                                   ADOPTED BY
                             THE BOARD OF DIRECTORS
                                       OF
                                LOGIMETRICS, INC.
                                       ON
                                  JUNE 27, 2000

         RESOLVED, that effective at the Effective Time, Article I, Section 2 of the Company's By-laws shall be amended to read as follows:

         "Special meetings of the stockholders may be called at any time by the Chairman of the Board or the President, and shall be called by the Chairman of the Board, the President or the Secretary at the written request of (i) a majority of the Board of Directors or (ii) the holders of a majority of the shares of stock entitled to vote at such meeting."